Normal;heading 1;heading 2;heading 3;heading 4;heading 5;heading 6;heading 7;heading 8;heading 9;toc 1;toc 2;toc 3;toc 4;toc 5;toc 6;toc 7;toc 8;toc 9;caption;Title;Default Paragraph Font;Subtitle;Strong;Emphasis;Table Grid;00000000http://schemas.microsoft.com/office/word/2003/wordmlurn:schemas-microsoft-com:office:smarttags013f

FORM 6-K

SECURITIES stocktickerAND EXCHANGE COMMISSION

CityplaceWashington, StateD.C. PostalCode20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2010

FORMULA SYSTEMS (1985) stocktickerLTD.

(Translation of RegistrantPersonName's Name into English)

5 HaPlada st., CityplaceOr-Yehuda, country-regionIsrael

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of March 2010 and incorporated by reference herein is the Registrant's immediate report dated May 17, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) country-regionLTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein country-regionCEO

dated:

May 17, 2010

FOR IMMEDIATE RELEASE

Formula Systems Reports First Quarter Results for 2010

NET INCOME INCREASED BY 41% TO REACH $4.8 MILLION

country-regioncountry-regionplaceCityOr-Yeuda, country-regionIsrael – May 17, 2010 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, today announced its results for the first quarter of 2010.

Financial Highlights for the First Quarter

•

Revenues totaled $130.8 million (Q1 2009: $116.9 million), a 12% increase compared to the same quarter of 2009.

•

Operating income increased by 40% to $11.0 million (Q1 2009: $7.9 million)

•

Net income attributable to Formula reached $4.8 million, an increase of 41% compared to $3.4 million for the first quarter of 2009

•

Formula’s consolidated cash and short term investments totaled approximately $159.6 million as of March 31, 2010.

•

Total equity of $285.6 million at March 31, 2010 representing 49% of the total balance sheet.

•

In March 2010 Formula announced a cash dividend, that was paid on April 21, 2010, in the amount of US$1.47 per share and in the aggregate amount of approximately US$20 million.

Guy Bernstein, CEO, Formula Systems, commented: "We are pleased to report strong results for the start of 2010. We have significantly improved our operating and net income, resulting from the positive performance of all our subsidiaries. With a strong cash position, we will continue to explore business growth opportunities, while maintaining our focus on profitability and growth".

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Nir Feller, Formula Systems (1985) Ltd.

+972-3-5389487

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

March 31, 2010 (Unaudited)	December 31, 2009 (Audited)
country-regionplaceU.S. $
(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	111,911	100,205
Short-term investments	47,657	58,009
Trade receivables	133,573	130,236
Other accounts receivable	25,474	22,449
Inventories	2,773	2,439
Total assets attributed to discontinued operations…………………………....	26	27
	321,414	313,365

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Long term investments	10,641	10,323
Investments in affiliates	3,127	3,293

	13,768	13,616

SEVERANCE PAY FUND	45,464	44,131

PROPERTY, PLANTS AND EQUIPMENT, NET	10,226	9,989

OTHER ASSETS, NET	195,611	185,338

	586,483	566,439

CURRENT LIABILITIES:
Liabilities to banks	9,962	10,055
Trade payables	41,671	43,776
Other accounts payable	93,381	84,230
Dividend payable…………………………………………………………………	21,422	6,694
Liability in respect of business combinations	2,610	210
Debentures	14,742	14,639
Total liabilities attributed to discontinued operations…………………………....	294	314
	184,082	159,918

LONG-TERM LIABILITIES:
Debentures	44,227	43,918
Deferred taxes	3,024	2,207
Customer advances	1,828	1,116
Liabilities to banks and others	7,450	8,556
Liability in respect of business combinations	4,506	1,517
Accrued severance pay	55,751	53,893

	116,786	111,207

TOTAL EQUITY	285,615	295,314

	586,483	566,439

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

Three months ended March 31,
2010	2009
country-regionU.S.$
(in thousands, except per share data)

Revenues	130,842	116,888
Cost of revenues	98,398	88,577

Gross profit	32,444	28,311
Research and development costs, net	1,383	1,143
Selling, general and administrative expenses	20,056	19,282

Operating income	11,005	7,886
Financial income (expenses), net	522	1,787

	11,527	9,673
Other income (expenses), net	(7)	(180)

Income before taxes on income	11,520	9,493
Taxes on income	2,158	2,933

	9,362	6,560
Equity in gain (losses) of affiliated companies, net	(238)	33
Income from continuing operation	9,124	6,593
Net income from discontinued operation	-	112

Net income	9,124	6,705

Net income attributable to non-controlling interests	4,324	3,292

Net income attributable to Formula's shareholders	4,800	3,413

Amount attributable to Formula's shareholders
Income from continuing operation	4,800	3,301
Income from discontinued operation	-	112
	4,800	3,413
Earnings per share generated from continuing operation:
Basic	0.36	0.25

Diluted	0.35	0.25

Earnings per share generated from discontinued operations:
Basic	-	0.01

Diluted	-	0.01

Total Earnings per share:
Basic	0.36	0.26

Diluted	0.35	0.26

Weighted average number of shares outstanding:
Basic	13,365	13,200

Diluted	13,548	13,398